INVEST IN **QUEEN OF AUSTIN FILM**

The $1M Indie Film To Keep Austin Weird


GUINNESS
LESLIE COCHRAN
310D

queenofaustinfilm.com Austin, TX

Highlights

1. 1990s Time Capsule in Every Frame
2. 100% Austin-Based Production
3. The Spirit of 16mm Film, Recreated
4. Potential Festival Darling in the Making
5. Award-winning team (15+ festivals)

Team



Stefan Djordjevic Producer/Co-Director

Stefan Djordjevic is the producer and co-director of Queen of Austin and founder of The Martian Company. His work includes Bang! Bang! Bang! - written, cast, and shot in 48 hours - and films that have screened at 15+ festivals worldwide.



Shane Ramirez Co-Director/Writer

With 20+ years directing, 15+ editing, and 10+ as DP, Shane Ramirez blends documentary realism with narrative depth. His award-winning films explore outsiders and transformation, making him the ideal voice to bring QUEEN OF AUSTIN to life.



Kaleb Rimer Writer/Producer



Kaleb Rimer Writer/Producer

Kaleb Rimer is an Austin-born writer, director, and producer. His short Miscellaneous Thom won Best Comedy at the LA Film Awards. With credits on Hulu's A Teacher and Amazon's The Lost Husband, he brings deep local roots to QUEEN OF AUSTIN.

linkedin.com



Matthew Ramirez Writer/Producer

Matt Ramirez is a writer and actor with 10+ years of experience. His award-winning work, like the latinx-centered short Dry Spot, explores identity and authenticity. With acting credits including Fear the Walking Dead, he brings depth to QUEEN OF AUSTIN.



The Queen Himself Weirdness Compliance Officer

Specialties: Street-level sass, municipal glam, thong-based philosophy, time travel. Pronouns: Whatever gets your attention

Pitch Deck


View full deck
SUMMARY
An underdog story where the enemy is the status quo, and the hero is a misunderstood homeless crossdresser who runs for mayor to challenge it. It's a Dramedy that's funny, personally relatable, gut-wrenching, and based on a true story. 'The Queen of Austin' is in the Texas tradition of 'Slacker' with the grittiness of 'Midnight Cowboy,' the surrealism of 'The Big Lebowski' and the emotion
LOGLINE

Queen of Austin: A $1M Indie. A Leopard Thong. And the Fight to Keep Austin Weird.


SUMMARY
An underdog story where the enemy is the status quo, and the hero is a misunderstood homeless crossdresser who runs for mayor to challenge it. It's a Dramedy that's funny, personally relatable, gut-wrenching, and based on a true story. 'The Queen of Austin' is in the Texas tradition of 'Slacker' with the grittiness of 'Midnight Cowboy,' the surrealism of 'The Big Lebowski' and the emotion of 'Into the Wild.'
LOGLINE

When a crossdressing homeless man runs for mayor in Austin, TX, he battles against the status quo and his own personal demons.

SYNOPSIS

Leslie, a well-known crossdressing homeless man in 1990s Austin, makes a meager living by posing for photos with tourists. Amid struggles with alcoholism, he faces constant harassment and arrest by the police. Determined to make a change, he decides to run for mayor, sparking a heated race that threatens the establishment in town, including incumbent Kirk Watson. Together with his oldest friend, Babette, his new friend, Linda, and his lawyer, Thomas, they launch a campaign to keep the weirdness of Austin alive. But can Leslie overcome his demons to become the leader he never knew he could be?



Leslie Cochran*

The self-proclaimed "Queen of Austin," Leslie is a crossdressing man in his 40's who parades around in G-strings, skirts, and feather boas. Older than he looks but smarter than he seems, he's a proud alcoholic who lives in the moment. A local celebrity, he embodies the city's motto of "Keep Austin Weird." When his livelihood is threatened by the Austin Police, he's galvanized into running for mayor.



Matthew McConaughey*

(Interstellar, True Detective, Dallas Buyer's Club)



Austin Amelio*

(Hit Man, Fear the Walking Dead, Everybody Wants Some)



Paul Sparks*

(Mud, House of Cards, Boardwalk Empire)

*These actors are not currently attached to the project. They are included here as prospective talent only, to illustrate the type of casting we are pursuing. No commitments have been made at this stage.

Emma Stone*

(Poor Things, La La Land, The Favourite)

Linda*

Leslie's closest friend, a middle aged woman and mother figure to him. Always patient and dependable, she has a habit of bailing him out of trouble. She takes life a lot more seriously than he does, giving him grace when he earns it and a stern lecture when he needs it.



Connie



Clea Duvall*

(Argo, Veep, The Handmaid's Tale)



Britton*

(Friday Night Lights, Nashville, The White Lotus)



*These actors are not currently attached to the project. They are included here as prospective talent only, to illustrate the type of casting we are pursuing. No commitments have been made at this stage.

Babette*

Leslie's bohemian friend. She's a hair stylist for Wet Salon who takes a shine to him, respecting his individuality and candor. She's less protective of him than Linda, but still offers a helping hand when times get tough.





Jennifer Garner*

(Deadpool vs. Wolverine, Dallas Buyer's Club, Alias)

Melanie Lynskey*

(Yellowjackets, The Last of Us, Heavenly Creatures)

Parker Posey*

(Beau is Afraid, Thelma, Dazed and Confused)

*These actors are not currently attached to the project. They are included here as prospective talent only, to illustrate the type of casting we are pursuing. No commitments have been made at this stage.

Woody Harrelson

(True Detective, Zombieland, Natural Born Killers)

Kirk Watson*

The incumbent mayor of Austin, Watson is an established, run-of-the-mill Texas politician. He's confident in his reelection campaign—maybe even a little smug—and doesn't see Leslie as a threat until he gains support among the old school Austinites who don't want to see their city developed into oblivion.

Luke Wilson*

(Horizon: An American Saga, The Royal Tenenbaums, Idiocracy)

Kyle Chandler*

(Friday Night Lights, Argo, Super 8)

Dallas Roberts*

(3:10 to Yuma, Dallas Buyer's Club, The Grey)

*These actors are not currently attached to the project. They are included here as prospective talent only, to illustrate the type of casting we are pursuing. No commitments have been made at this stage.

INSPIRATION

Midnight Cowboy (1969)

The grittiness and authenticity of the Oscar winning movie is a powerful visual North Star. It also ushered in the auteur films of the '70s, of which 'Queen' is inspired.



Paris, Texas (1984)

In addition to being a visual marvel of color, Wim Wender's road movie is an aching love letter to America with a heartbreaking character at the center—just like our film.



Slacker (1991)

The original Austin movie, Linklater's indie classic is a baseline for recreating "Old" Austin. 16mm or a 16mm look is essential to capturing the city in the late '90s.

Naked (1993)

Mike Leigh's masterpiece is a character study of a charismatic but troubled individual. It shows how raw performance can be cultivated through a deep actor/director relationship. Our Leslie will be created in such a way.



The Big Lebowski (1998)

While 'Queen' isn't a full on comedy, it's still a funny and quirky picture like the Coens' classic. What they do have in common are stylistic detours into the surreal.

Into the Wild (2007)

Sean Penn's film about individuality amongst a changing world is a great example of a contemporary period piece. It's also a template for how to move an audience through powerful images and performance.



Production Timeline (6-8 months)



Development
(currently underway)

- Finalize shooting script
- Secure any rights/legal documents
- Complete preliminary shooting schedule
- Complete preliminary budget with line items for each department
- Secure project funding



Pre-Production (2 months)

- Set up production offices and accounting department
- Production team and crew
  - Hire Production Designer, Costume Designer, Sound Designer, and Editor.
  - Select key department heads (Camera, Art, Sound, Locations).
  - Secure equipment rentals
  - Complete tech rehearsal including camera and lighting tests,
- Casting
  - Hire casting director, place casting calls, hold auditions, and finalize casting
  - Schedule rehearsals and cast chemistry sessions
  - Lighting and costume tests for principle cast
- Adjust and finalize production budget and schedule
  - Complete location scouting, contracting, and permitting
  - Complete production and costume design planning (design and purchase/create)
- Legal
  - Finalize production insurance, distribution contracts, and talent agreements.
  - Secure music licensing
- Book all travel arrangements for cast, production team members
- Finalize all food vendors/catering
- Finalize shooting script and schedule





Production (4 weeks)

- Principal photography
  - Efficient shooting and sound capture under budget on a 4 week schedule
  - Build in pickup shots and reshoots
- Daily editing
  - DIT will upload and group all footage during the day
  - Review dailies at the end of each shooting day, making adjustments as needed
- Accounting
  - Finalize all numbers for audit



Post-Production (4-6 months)



- Editing and Sound Design
  - Complete edit of film
  - Mix sound including diegetic and nondiegetic music
  - Record all Foley effects and looping/dubbing (if needed)
- Color correction
- Schedule and execute test screenings, collecting audience data
- Final mix
  - Mix and master final sound and picture for Dolby mix or digital master
- Promotional material and marketing
  - Complete trailer, social media campaign, and print

Marketing and Distribution

- Festivals and Screenings
  - Submit to all market-focused film festivals (Cannes, Sundance, Telluride, Venice, Tribeca, etc.)

- Schedule screenings for distribution in major markets like Los Angeles and New York
- Schedule personal screening for investors and special interest groups
- Press Outreach
  - Create press kit for media, critics
  - Schedule interviews for online media, press, and print
- Finalize distribution agreements with sales agents, streaming platforms, or independent distributors.



PROJECTIONS



DALLAS
BUYERS
CLUB

Dallas Buyers Club (2013)
$55M / $5M

MOONLIGHT

Moonlight (2016)
$37M / $1.5M

The Florida Project

The Florida Project (2017)
$10M / $2M

The Peanut Butter Falcon

The Peanut Butter Falcon (2019)
$20M / $6M

FRANCES McDORMAND NOMADLAND

Nomadland (2020)
$39M / $5M

RISK

We'll seek accredited investors who understand the risk of producing a motion picture. The ideal investor is one who believes that 'The Queen of Austin' should be shown to the widest audience possible. Our producers have established an accurate budget and prepared a marketing strategy for major theatrical release or VOD. We believe this is the best strategy for greatest ROI.

We will mitigate running over budget and schedule by:

- Finalizing a shooting script
- Consulting legal services to address issues
- Attaining commitments from a cast that will attract distributors and an audience
- Hiring crew experienced in production planning and execution
- Building a flexible shooting schedule with alternate locations for inclement weather
- Obtaining vendors and rentals at fair and equitable rates
- Securing comprehensive insurance to mitigate unexpected expenses, indemnify producers and protect against damages or delays



SURGEON GENERAL'S WARNING: Smoking Causes Lung Cancer, Heart Disease, Emphysema, And May Complicate Pregnancy.
SURGEON GENERAL'S WARNING: Smoking By Pregnant Women May Result in Fetal Injury, Premature Birth, And Low Birth Weight.

DISTRIBUTION PLAN

Sales

We'll be engaging well-known sales companies during development with a strong cast and industry interest. We intend to have a theatrical release and shop to various distributors with potential VOD licensing to Netflix, Amazon, Hulu, or Apple.

Festivals

The Production Team plans to premiere 'The Queen of Austin' at a top-tier film festival: Sundance, Cannes, Tribeca, or Toronto. We also have relationships with Austin Film Festival and SXSW Festival. We believe our film's quality will stand with any theatrical release and have a strong festival run.





Marketing

Our marketing strategy has already begun. Production will leverage social media and grassroots campaigns to create pre release interest.

Endorsements/Partnerships

We're looking to partner with Austin organizations to maximize social impact: Agliff, Equality Texas, TENT, Mobile Loaves & Fishes, among others.

There's also a great opportunity for sponsorships with Austin and Texas alcohol brands like Shiner and Tito's Vodka in addition to local establishments featured in the script that are still standing.

We hope to gain endorsements from surviving members of Leslie Cochran's Austin circle, including Linda and Babette.



TARGET DEMOS

LGBTQ+

According to GLAAD, 28.5% of titles released in 2022 had LGBTQ representation. A 2023 Gallup poll found 7.6% of adults identify as LGBTQ+. We believe this to be an underserved market. With a hunger for representation, we believe Leslie's true story will generate great interest among the community.

Gen Z/18-34

According to Statista, 50% of moviegoers are between 18-34. 42% of Gen Z supports more LGBTQ representation in movies, according to Ipsos. We believe Leslie will appeal to these demos, especially with social media promotions, where these demos are present.

A24/Letterboxd Fans

Community for film enthusiasts has broadened over the past 10 years. Social media platform Letterboxd grew 7x since 2020 from 1.8 to 13 million users, according to Screen Daily. We believe 'The Queen of Austin' will appeal to cinema lovers who admire artistic and offbeat films.

Likewise, our style will be in line with A24 branded movies, an indie studio that is valued at over $3.5 billion since its launch in 2013. A crossover with their fanbase would provide significant theatre and VOD traction.



We also believe there's tremendous awards potential from organizations such as the Film Independent Spirit Awards and Critics Group.

WHY US?

We're an award winning team of young and hungry filmmakers. Our films have won plaudits across the United States and the globe.

We know Austin, TX inside and out, so we can give it a grassroots vibe and enmesh ourselves in the community for support. We grew up here and want to honor the city.

We're connected to the Austin film industry, sharing a vast network of relationships with above and below the line professionals and vendors.



Award winning
Director/Producer
"Bang! Bang! Bang!"

STEFAN
DJORDJEVIC

Award winning
Writer
"Dry Spot"



MATTHEW
RAMIREZ

We understand the changing marketplace and demographics that make this a timely film about identity, politics, capitalism, and the commercialization of society.

We recognize that Leslie was a controversial figure then and still has the ability to provoke the culture now. Being provocative is a valuable currency in today's market.

Award winning
Writer/Director
"Dry Spot" "219 MLK Dr."



SHANE
RAMIREZ

Award winning
Director
"Miscellaneous Thom"



KALEB RIMER

DISCLAIMER: All perks are subject to availability and production timeline. Physical items will be delivered after production completion. Event attendance is subject to scheduling and location constraints. Producer credits require approval and are subject to film industry standards. Investment at higher tiers ($250,000+) may require formal investment documentation. Please consult with your financial and legal advisors before making significant contributions. The production team reserves the right to make reasonable substitutions if necessary.

All perks, including credits, set visits, and cameos, are honorary and do not confer any creative, financial, or decision-making authority. Participation in behind-the-scenes opportunities (e.g. set visits, shadowing, or cameos) is subject to scheduling, production constraints, and approval by the producers. Credit placements (including "Executive Producer," "Presented by," or other acknowledgments) are symbolic, non-guild, and subject to final editorial, legal, and distribution approval. Nothing in this offering constitutes an employment, partnership, or production agreement.